Filed by Citigroup Inc.

Pursuant to Rule 425

Under the Securities Act of 1933

Subject Company: Nikko Cordial Corporation

Commission File No.: 1-9924

Client QA

Retail Banking Division

Customer QA (E)

1.	I heard that Nikko will become a wholly-owned subsidiary of Citi. Please explain.

Please refer to the website of Citigroup for the press release.

Citigroup’s Japan Webpage	www.citigroup.jp

2.

Now, I have accounts with Citibank Japan. After Nikko becomes a wholly-owned subsidiary of Citigroup Japan Holdings, will there be any changes in banking services that Citibank Japan provides to customers?

The share exchange will not affect the services of Citibank Japan.

3.	Will Nikko Cordial Securities (NCS) branches become banking agents of Citibank Japan?

The share exchange will not affect the services of Citibank Japan.

4.	Will products that NCS currently offers, such as shares and mutual funds, be available at Citibank Japan’s branches and Citiphone center?

The share exchange will not affect the services of Citibank Japan.

5.	Does Citibank Japan plan to place their ATMs at NCS branches?

The share exchange will not affect the services of Citibank Japan.

Important notice

This document is for informational purposes only and does not constitute an offer of any Citigroup or other securities or a solicitation of a proxy in relation to the share exchange. In connection with the share exchange, Citigroup will file with the U.S. Securities and Exchange Commission a registration statement on Form S-4. Shareholders of Nikko Cordial are urged to read the prospectus included within the registration statement when it becomes available, because it will contain important information. Shareholders will be able to obtain a free copy of the prospectus, as well as other information about Citigroup, without charge, at the Securities and Exchange Commission website (http://www.sec.gov). Copies of the prospectus and the filings with the Securities and Exchange Commission that will be incorporated by reference in the prospectus can also be obtained, without charge, from Citigroup Document Services at 877 936 2737 inside the United States (outside the United States at 718 765 6514), by e-mailing a request to docserve@citigroup.com, or by writing to: Citigroup Document Services, 140 58th Street, Suite 8G, Brooklyn, NY 11220.

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